Exhibit I

Capital Product Partners L.P. Announces the Successful Delivery of the LNG Carrier ‘Axios II’

January 4, 2024

ATHENS, GREECE, January 4, 2024 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (NASDAQ: CPLP), an international owner of ocean-going vessels, today announced that it successfully took delivery of the LNG Carrier (“LNG/C”) ‘Axios II’.

Pursuant to the agreement to acquire 11 LNG/Cs provided under the Umbrella Agreement entered into on November 13, 2023 (the “Umbrella Agreement”), the Partnership took delivery on January 2, 2024 of LNG/C Axios II (174,000 cbm, latest generation, two stroke MEGA LNG/C, built at Hyundai Heavy Industries Co., Ltd). The vessel commenced a one-year time charter at a market-linked rate, which will be followed by a seven-year bareboat charter with Bonny Gas Transport Limited, who maintain an option to extend by an additional three years.

The vessel acquisition was financed with cash from the balance sheet, a new senior secured loan facility led by ING Bank N.V. for an amount of $190.0 million payable in 28 equal quarterly instalments of $2.5 million, in addition to a balloon payment of $120.0 million payable together with the final quarterly instalment in December 2030, and the deferral of $92.6 million of the purchase price, in accordance with the seller’s credit agreement included in the Umbrella Agreement, maturing on June 30, 2027.

Axios II is the ninth latest generation LNG/C of the Partnership and the second vessel delivery of the fleet acquired under the Umbrella Agreement. The remaining nine vessels are expected to be delivered between the second quarter of 2024 and the first quarter of 2027.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 24 high specification vessels, including nine latest generation LNG/Cs, 12 Neo-Panamax container vessels and three Panamax container vessels. In addition, CPLP has agreed to acquire an additional nine latest generation LNG/Cs to be delivered between the second quarter of 2024 and the first quarter of 2027.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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